RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED
2006 OCT 17 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

12th October, 2006

Exemption No. 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

06017398

SUPPL

Dear Sirs,

Sub: - Shareholding Pattern for the quarter ended 30th September 2006

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th September 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Reliance Natural Resources Limited

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

10/17

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : 532709 | As on: 30th September 2006

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percen[tage of] total number of shares: As a percentage of (A+B)	As a perce[ntage] of (A+B+[C])
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.68	
(b)	Central Government/State Governments	0	0	0	0.00	
(c)	Bodies Corporate	26	596763453	596741550	46.04	
(d)	Financial Institutions/Banks	0	0	0	0.00	
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	37	605608542	605586539	46.73	[illegible]
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	
(b)	Bodies Corporate	0	0	0	0.00	
(c)	Institutions	0	0	0	0.00	
(d)	Any Other (Specify)	0	0	0	0.00	
	Sub -Total (A)(2)	0	0	0	0.00	[illegible]
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	37	605608542	605586539	46.73	45
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	172	14584915	14095745	1.13	1
(b)	Financial Institutions/Banks	412	1956933	1831742	0.15	0
(c)	Central Government/State Governments	59	1073815	56256	0.08	0
(d)	Venture Capital Funds	0	0	0	0.00	0.
(e)	Insurance Companies	18	74065776	74054632	5.71	5.
(f)	Foreign Institutional Investors	361	66649550	66523451	5.14	4.
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	1022	158330989	156561826	12.22	11.
(2)	**Non-Institutions**					
(a)	Bodies Corporate	8943	95559716	92970049	7.37	7.1
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2093268	360842589	301372768	27.84	26.8
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	799	49550275	47784553	3.82	3.6
(c)	Any Other (Specify)				0.00	0.0
1	NRIs/OCBs	17057	26153167	21227371	2.02	1.9
2	Pending Confirmation*	0	66950	0	0.01	0.0
	Sub -Total (B)(2)	2120067	532172697	463354741	41.06	39.62
	Total Public Shareholding B=(B)(1)+(B)(2)	2121089	690503686	619916567	53.27	51.41
	TOTAL (A) +(B)	2121126	1296112228	1225503106	100.00	96.50
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	1	47018194	47018194	0.00	3.50
	GRAND TOTAL (A)+(B)+(C)	2121127	1343130422	1272521300	100.00	100.00

*** Physical shares pending demat confirmation**

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Tota (A)+(B)+(C) indicated in statement para(I)(a) above}
1	ANADHA ENTERPRISE PRIVATE LIMITED	39 08 68 419	29.
2	BHAVAN MERCANTILE PRIVATE LIMITED	17 73 72 835	13.
3	RELIANCE CAPITAL LIMITED	1 64 93 158	1.
4	AAA GLOBAL BUSINESS ENTERPRISES PVT. LTD.	1 15 29 001	0.8
5	KOKILA D. AMBANI	36 65 227	0.2
6	ANIL D AMBANI	18 59 171	0.1
7	JAIANMOL A. AMBANI	16 69 759	0.1
8	TINA A AMBANI	16 50 832	0.1
9	SONATA INVESTMENTS LIMITED	5 00 000	0.0
10	MASTER JAIANSHUL A. AMBANI	100	0.0
11	HANSDHWANI TRADING COMPANY PVT LTD	40	0.00
	TOTAL	**60 56 08 542**	**45.09**

Reliance Natural Resources Limited

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding mor than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Tota (A)+(B)+(C) indicated in statement para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	60171480	4.
2	DEUTSCHE BANK TRUST COMPANY AMERICAS	47018194	3.5
3	RELIANCE CAPITAL TRUSTEE CO. LTD. A/C RELIANCE DIVERSIFIED POWER SECTOR FUND	14000000	1.0
	TOTAL	**121189674**	**9.0**

Reliance Natural Resources Limited

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	ANADHA ENTERPRISE PRIVATE LIMITED	270292719	20.12
2	ANADHA ENTERPRISE PRIVATE LIMITED	120000000	8.93
3	ANADHA ENTERPRISE PRIVATE LIMITED	63	0.00
	TOTAL	390292782	29.06

Reliance Natural Resources Limited

II(a) <u>Statement showing details of Depository Receipts (DRs)</u>

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	23509097	47018194	3.50
	TOTAL		47018194	3.50

Reliance Natural Resources Limited

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Deutsche Bank	GDR	47018194	3.50
	TOTAL		47018194	3.50